U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

NOTICE OF EXEMPT SOLICITATION

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NAME OF THE REGISTRANT: MVC Capital Inc.

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NAME OF PERSON RELYING ON EXEMPTION: Metage Capital Limited

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ADDRESS OF PERSON RELYING ON EXEMPTION: Princes House, 38 Jermyn Street, London, United Kingdom, SW1Y 6DN

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WRITTEN MATERIALS. Written material are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Tom Sharp	For Immediate Release
Metage Capital Limited Email: tom.sharp@metage.com Tel: +(44) 203 813 8590

September 29, 2017

At MVC Capital Inc.’s AGM, scheduled for October 31st, shareholders should vote in favor of Metage Capital Limited’s shareholder proposal to address the persistent discount and years of poor performance

MVC Capital Inc. (NYSE: MVC) shares have traded at a significant discount to their net asset value for nine years now. Metage Capital Limited has been an investor in the Company since 2015 and in February of this year submitted a shareholder proposal for consideration at MVC’s AGM, now due on October 31, 2017. In the definitive proxy statement filed by the Company on September 21, 2017, MVC attempted to refute a number of points we made. Due to the long time which has passed since filing our shareholder proposal, Metage wants to explain why we remain convinced that MVC shareholders should support us at the AGM.

A sorry history of underperformance. MVC has lost money over the last five years, against the background of a raging bull market in equities which saw a 94.1% total return on the Russell 20001. In its definitive proxy statement, the Company draws attention to its performance both for the financial year to date and since existing management took over in November 2003. Yet even in these periods, the Company’s NAV has underperformed the Russell 2000 on a total return basis2, despite running a leveraged portfolio and investing in smaller and riskier companies.

The discount remains unacceptable and the Board has not committed to achieving a discount target. The discount was 22.4% on July 31, 2017 and has widened since. The recent tender was for only 6.4% of the total shares outstanding and was significantly oversubscribed at a 22% discount to the last announced NAV. It is clear that a large proportion of MVC’s shareholders do not share the Board’s confidence in their investment strategy. Given the Board’s failure to take serious action and the lack of a commitment to achieve a discount target, why should they?

The Board cannot agree on what to recommend. The proxy statement made clear that there is not unanimity amongst Independent Directors for recommending to MVC Shareholders how to vote on our shareholder proposal.

1 Total NAV return including dividends from July 31, 2012 to last reported NAV on July 31, 2017. Source http://www.mvccapital.com; Bloomberg.

2 Source http://www.mvccapital.com; Bloomberg.

Independent Directors have already voted with their feet. Independent Directors have sold 26.5% of the shares they owned since the 2016 definitive proxy statement, both in the market and as a significant proportion of the recent tender1. If they had confidence in the Company’s stated strategy, why would the Independent Directors be willing to sell at such significant discounts?

The opportunity to address the discount is now. MVC has over $100m in cash available to it2 to tackle the discount, but instead wants to restart investing in deeply illiquid assets. Metage believes that the discount is likely to increase, rather than decrease, if MVC continues down this path. We note that shareholders have never been given the formal opportunity to approve the new investment policy of investing into yielding assets. By supporting our shareholder proposal at the AGM, MVC shareholders can have confidence that they will receive proper value for this money.

We encourage all Shareholders in MVC Capital Inc. to support Metage Capital’s shareholder proposal.

This is not a solicitation of authority to vote your proxy.  The cost of this filing is being borne entirely by Metage.

PLEASE NOTE: METAGE IS NOT ASKING FOR YOUR PROXY CARD AND CANNOT ACCEPT YOUR PROXY CARD. PLEASE DO NOT SEND US YOUR PROXY CARD.

1 2016 Definitive Proxy Statement Independent Directors Amount of Shares Owned 1,850,205 shares; 2017 Definitive Proxy Statement Independent Directors Amount of Shares Owned 1,359,813 shares.

2 Last reported cash on balance sheet, adjusted for recent $15m tender.